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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ARGON ST, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
040149 10 6
(CUSIP Number)
Victor F. Sellier
c/o ARGON ST, Inc.
12701 Fair Lakes Circle, Suite 800
Fairfax, VA 22030
(703) 322-0881

Copy To:
Jonathan F. Wolcott
Holland & Knight LLP
2099 Pennsylvania Avenue, N.W.
Suite 100
Washington, D.C. 20006
(202) 457-7168
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 16, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Page	of

1	NAMES OF REPORTING PERSONS: Victor F. Sellier

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		2,658,070(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,658,070(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,658,070(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Includes 800,000 shares held by Victor F. Sellier Grantor Retained Annuity Trust, of which Mr. Sellier is the trustee.

Item 1. Security and Issuer
     The class of security to which this Amendment No. 2 to Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”) of ARGON ST, Inc. a corporation organized under the laws of Delaware (the “Company”). The Company’s principal executive office is located at 12701 Fair Lakes Circle, Fairfax, Virginia 22030.
Item 2. Identity and Background
     (a) Name: Victor F. Sellier
     (b) Address: c/o ARGON ST, Inc., 12701 Fair Lakes Circle, Fairfax, Virginia 22030
     (c) Employment: Vice President, Business Operations and Chief Financial Officer, ARGON ST, Inc., a provider of defense and intelligence systems to the U.S. and foreign government.
     (d) Certain convictions in last five years: None.
     (e) Certain proceedings in last five years: None.
     (f) Citizenship: United States of America
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
     (a)-(b) Information as to share ownership and voting and dispositive power: Incorporated by reference from numbers 7-13 of the covers page of this Amendment No. 2 to Schedule 13D.
     (c) Transactions within last sixty (60) days: On December 16, 2005, Mr. Sellier participated in a firm commitment underwritten primary and secondary offering of the Company’s shares and sold 172,500 shares at $27.55 per share.
     (d) Other persons with rights to receive dividends or proceeds from sale: None.
     (e) Date on which reporting person ceased to beneficial owner of more than five percent: Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None.
Item 7. Material to Be Filed as Exhibits
     None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.
Date: December 22, 2005

By:	/s/ Victor F. Sellier
Victor F. Sellier

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